Exhibit 99.61

CI FINANCIAL CORP.,

as issuer of the Debentures

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Trustee

SECOND SUPPLEMENTAL INDENTURE

Dated as of

May 26, 2020

To

TRUST INDENTURE

Dated as of July 22, 2019

3.759% Debentures due 2025

SECOND SUPPLEMENTAL INDENTURE

THIS IS A SERIES SUPPLEMENT dated as of May 26, 2020 between CI FINANCIAL CORP., a corporation existing under the laws of Ontario (“CI”), in its capacity as issuer of Debt Securities hereunder and COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Trustee (the “Trustee”).

WHEREAS CI and the Trustee have entered into a trust indenture dated as of July 22, 2019 (the “Indenture”);

AND WHEREAS section 2.2 and section 12.1 of the Indenture provide, among other things, that, without the consent of any Holders, CI and the Trustee may enter into a supplement to the Indenture for the purpose of establishing the Principal Terms of any Series which CI wishes to issue under the Indenture;

AND WHEREAS this Series Supplement relates to the Series of Debt Securities to be designated as 3.759% Debentures due 2025, and CI and the Trustee are entering into this Series Supplement in order to establish the Principal Terms of such Series and to provide for the issuance of such Series;

AND WHEREAS the foregoing recitals and any statements of fact in this Series Supplement are and shall be deemed to be made by CI and not the Trustee;

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby agreed as follows:

ARTICLE ONE

INTERPRETATION

1.1	To be Read with Indenture; Governing Law

This Series Supplement is supplemental to the Indenture, and the Indenture and this Series Supplement shall hereafter be read together and shall have effect, so far as practicable, with respect to the Series, as if all the provisions of the Indenture and this Series Supplement were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Definitions

All capitalized terms used but not defined in this Series Supplement shall have the meanings specified in the Indenture. In addition, the following terms shall have the meanings specified below:

“2025 Canada Yield Price”, with respect to the 2025 Debentures on any Redemption Date, means a price which, if the 2025 Debentures were to be issued at such price on such date, would provide a yield thereon from such date to the Par Call Date of the principal amount of the 2025 Debentures equal to the Government of Canada Yield, plus 84 basis points (0.840%), compounded semi-annually and calculated on the day that is three Business Days prior to the Redemption Date.

“2025 Debentures” means the Series designated “3.759% Debentures due 2025” and having the attributes provided in Article Two hereof.

“Capital Lease Obligations” of any Person means the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet or statement of financial position of such Person under Canadian generally accepted accounting principles, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with Canadian generally accepted accounting principles.

“Change of Control” means (i) the sale of all or substantially all of CI’s assets, other than any such sale to its Subsidiaries or affiliates or to any of their respective successors, or (ii) the acquisition by any person, or group of persons acting jointly or in concert, of control or direct or indirect beneficial ownership of more than 50% of the votes attaching to the shares of CI that ordinarily have voting power for the election of directors of CI.

“Change of Control Notice”, with respect to the 2025 Debentures, shall have the meaning specified in Section 2.8(a).

“Change of Control Offer”, with respect to the 2025 Debentures, shall have the meaning specified in Section 2.8(a).

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Rating Event.

“Consolidated Net Worth” means, as at any date, the amount of consolidated shareholders’ equity of CI and its Subsidiaries as set forth in the most recently filed annual or interim consolidated financial statements of CI prepared in accordance with Canadian generally accepted accounting principles.

“DBRS” means DBRS Limited and its successors.

“Government of Canada Yield” on any date means, with respect to the 2025 Debentures, the average of the mid-market yields to maturity on such date provided by two independent investment dealers selected by CI and approved by the Trustee, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce, if issued at par on such date, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to the Par Call Date of the principal amount of the 2025 Debentures.

“Investment Grade Rating” means a rating equal to or higher than BBB- (or the equivalent of any successor rating category of S&P) by S&P, BBB (low) (or the equivalent of any successor rating category of DBRS) by DBRS, or the equivalent investment grade rating from any other Specified Rating Agency.

“Moody’s” means Moody’s Investors Services, Inc. and its successors.

“Offer Date”, with respect to the 2025 Debentures, shall have the meaning specified in Section 2.8(a).

“Offer Price”, with respect to the 2025 Debentures, shall have the meaning specified in Section 2.8(a).

“Par Call Date” means April 26, 2025 (one month prior to the Stated Maturity).

“Permitted Encumbrances” means, in this Series Supplement and with respect to a Subsidiary of CI, Security Interests on the property of the Subsidiary which are:

(a)	Security Interests for taxes, assessments, governmental charges arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with Canadian generally accepted accounting principles shall have been made;

(b)	statutory Security Interests of landlords and carriers, warehousemen, mechanics, suppliers, material men, repairmen or other similar Security Interests arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested and for which a reserve or other appropriate provision, if any, as shall be required in conformity with Canadian generally accepted accounting principles shall have been made;

(c)	Security Interests incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security;

(d)	Purchase Money Liens;

(e)	Security Interests in favour of CI or another Subsidiary of CI;

(f)	Security Interests arising in the ordinary course of business in favour of any bank or other lender on the property of the Subsidiary of CI (other than accounts receivable) to secure any liabilities of the Subsidiary that do not relate to borrowed money;

(g)	Security Interests for any judgment rendered, or claim filed, against the Subsidiary of CI, which is being contested in good faith by appropriate proceedings, that does not constitute an Event of Default with respect to the 2025 Debentures, if during such contestation a stay of enforcement of such judgment or claim is in effect;

(h)	Security Interests that arise by operation of law;

(i)	any Security Interest existing on any property of a Person at the time that such Person is acquired by the Subsidiary of CI provided that such Security Interest was not incurred in contemplation of or as a result of such acquisition;

(j)	any Security Interest existing on any property acquired by the Subsidiary, provided that such Security Interest was not incurred in contemplation of or as a result of such acquisition;

(k)	Security Interests for any final judgments for the payment of money that do not constitute an Event of Default with respect to the 2025 Debentures;

(l)	any Security Interest to secure any Investment Certificate issued by the Subsidiary of CI, in the normal course of business; and

(m)	any extension, renewal, alteration or substitution or replacement of any Security Interest mentioned above provided that it is not extended thereby to any additional property and the principal amount secured thereby is not increased.

“Purchase Money Lien” means, in this Series Supplement and with respect to a Subsidiary of CI, any Security Interest on property acquired by the Subsidiary of CI which was assumed, created, guaranteed, reserved, issued or given to secure or satisfy all or any part of the acquisition price of such property.

“Rating Event” means, with respect to the 2025 Debentures, the rating of the 2025 Debentures is lowered to below Investment Grade Rating by each of the Specified Rating Agencies, if there are less than three Specified Rating Agencies, or by two out of three of the Specified Rating Agencies, if there are three Specified Rating Agencies (the “Required Threshold”), on any day within the 60-day period (which 60-day period will be extended so long as the rating of the 2025 Debentures is under publicly announced consideration for a possible downgrade by such number of Specified Rating Agencies which, together with Specified Rating Agencies which have already lowered their ratings on the 2025 Debentures as aforesaid, would aggregate in number the Required Threshold, but only to the extent that, and for so long as, a Change of Control Triggering Event would result if such downgrade were to occur) after the earlier of (a) the occurrence of a Change of Control and (b) public notice of the occurrence of a Change of Control.

“S&P” means Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc., and its successors.

“Specified Indebtedness” of any Person means, without duplication:

(a)	all obligations of such Person for borrowed money or with respect to deposits or advances of any kind;

(b)	all obligations of such Person evidenced by bonds, debentures, notes or similar instruments;

(c)	all obligations of such Person under conditional sale or other title retention agreements relating to property acquired by such Person;

(d)	all obligations of such Person in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business);

(e)	all Specified Indebtedness of another Person secured by any Security Interest upon the property of such Person;

(f)	all Capital Lease Obligations of such Person;

(g)	all obligations, contingent or otherwise, of such Person as an account party in respect of letters of credit and letters of guarantee (other than letters of credit and letters of guarantee issued in support of current accounts payable incurred in the ordinary course of business);

(h)	all obligations, contingent or otherwise, of such Person in respect of bankers’ acceptances;

(i)	the net termination amount payable by such Person under any hedging, swap or other derivative transactions, including those designed and entered into to protect or mitigate against risks in interest, currency exchange or commodity price fluctuations;

(j)	all obligations of such Person to purchase, redeem (other than at the option of the holder) or otherwise acquire any equity interest (including preferred shares) of such Person; and

(k)	all obligations of the type referred to in clauses (a) through (j) of any other Person for which such Person is responsible or liable, directly or indirectly, as obligor, guarantor or otherwise, including by means of a guarantee or indemnity.

“Specified Rating Agencies” means, with respect to the 2025 Debentures, each of S&P and DBRS and, if a rating of the 2025 Debentures is obtained from Moody’s shall also include Moody’s, as long as, in each case, such entity has not ceased to rate the 2025 Debentures or failed to make a rating of the 2025 Debentures publicly available for reasons outside of CI’s control; provided that if one or more of DBRS, S&P or Moody’s, as applicable, ceases to rate the 2025 Debentures or fails to make a rating of the 2025 Debentures publicly available for reasons outside of CI’s control, CI may select any other “designated rating organization” within the meaning of National Instrument 44-101 of the Canadian Securities Administrators as a replacement agency for the 2025 Debentures.

“Total Offer Price”, with respect to the 2025 Debentures, shall have the meaning for such Series specified in Section 2.8(a).

1.3	Interpretation of Indebtedness

CI acknowledges that, with respect to the 2025 Debentures, Indebtedness shall be interpreted to include Specified Indebtedness.

1.4	Conflicts with Indenture

If any term or provision contained in this Series Supplement shall conflict or be inconsistent with any term or provision of the Indenture, the term or provision of this Series Supplement shall govern; provided however that the terms and provisions of this Series Supplement may modify or amend the terms and provisions of the Indenture solely as applied to the 2025 Debentures.

1.5	Interpretation Provisions

This Series Supplement shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture.

1.6	Exhibits

Exhibit A hereto forms part of this Series Supplement.

ARTICLE TWO

THE DEBT SECURITIES –

3.759% DEBENTURES DUE 2025

2.1	Authorization and Designation

CI is hereby authorized to issue under the Indenture a Series of Debt Securities designated “3.759% Debentures due 2025” having the terms set forth in this Article Two.

2.2	No Fixed Limitation

The aggregate principal amount of the 2025 Debentures that may be issued shall be unlimited.

2.3	Currency

The 2025 Debentures shall be denominated in, and all principal of and premium, interest and other amounts on the 2025 Debentures shall be payable in, Canadian Dollars.

2.4	Denominations

The 2025 Debentures shall be denominated in integral multiples of $1,000.00 and no such Debt Security shall be issued in a principal amount less than $1,000.00.

2.5	Date and Maturity

The Series Issuance Date for the 2025 Debentures shall be May 26, 2020, and the Stated Maturity of the 2025 Debentures shall be May 26, 2025.

2.6	Interest

(1)	The interest rate applicable to the 2025 Debentures shall be 3.759% per annum. Interest shall be calculated and payable semi-annually in arrears on the Interest Payment Dates set forth below in equal instalments.

(2)	The Interest Payment Dates for the 2025 Debentures shall be May 26 and November 26 in each year commencing November 26, 2020.

(3)	The Regular Interest Record Dates for the 2025 Debentures shall be as provided in the definition of “Regular Interest Record Date” in Section 1.1 of the Indenture.

2.7	Redemption and Purchase

(1)	The 2025 Debentures may be redeemed at the election of CI on a Redemption Date determined by CI that is not less than 30 nor more than 60 days after notice of such redemption is given to the Holders of 2025 Debentures to be redeemed pursuant to Section 3.1 of the Indenture. At its option, CI may redeem 2025 Debentures in whole at any time or in part from time to time, on notice given pursuant to Section 3.1 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of (a) the 2025 Canada Yield Price and (b) par, or (ii) on or after the Par Call Date, at a Redemption Price equal to 100% of the aggregate principal amount of the 2025 Debentures, together in each case with accrued and unpaid interest up to but excluding the date fixed for redemption.

(2)	The 2025 Debentures may not be redeemed at the election of the Holders thereof.

2.8	Change of Control Triggering Event

Within 30 days following the occurrence of a Change of Control Triggering Event, unless CI has exercised its right to redeem all of the 2025 Debentures in accordance with Section 2.7, and subject to the provisions and conditions of this Section 2.8, CI shall be obligated to offer to purchase all of the 2025 Debentures and to purchase any 2025 Debentures tendered in respect of such offer. The terms and conditions of such obligation are set forth below:

(a)	Within 30 days following the occurrence of a Change of Control Triggering Event, CI shall deliver to the Trustee, and the Trustee shall, as soon as practicable thereafter and in any event no later than two Business Days after receiving notice from CI of the occurrence of a Change of Control Triggering Event, deliver to the Holders of the 2025 Debentures a written notice stating that there has been a Change of Control Triggering Event and specifying the circumstances surrounding such event (a “Change of Control Notice”) together with an offer in writing (the “Change of Control Offer”) to purchase, on a date (the “Offer Date”) which is no earlier than 30 days and no later than 60 days following the date upon which the Trustee delivers a Change of Control Notice, all then outstanding 2025 Debentures made in accordance with the requirements of Applicable Securities Legislation (provided that, for greater certainty, CI shall use its commercially reasonable efforts to obtain all requisite regulatory consents and to comply with Applicable Securities Legislation in connection with the receiving and completion of such Change of Control Offer) at a price equal to 101% of the principal amount thereof (the “Offer Price”) plus accrued and unpaid interest on such 2025 Debentures up to, but excluding, the date of purchase (collectively, the “Total Offer Price”). To the extent that the provisions of any Applicable Securities Legislation conflict with the provisions herein relating to a Change of Control Triggering Event, CI will be required to comply with such Applicable Securities Legislation and will not be deemed to have breached its obligations to repurchase the 2025 Debentures by virtue of such conflict.

(b)	To accept the Change of Control Offer, the Holder of 2025 Debentures must deliver to the Trustee, not less than two Business Days prior to the Offer Date, written notice of the Holder’s acceptance of the Change of Control Offer, together with the 2025 Debentures with respect to which the offer is being accepted, duly endorsed for transfer.

(c)	CI shall, on or before 11:00 a.m. (Toronto time), on the Business Day immediately prior to the Offer Date, deposit with the Trustee or any Paying Agent to the order of the Trustee, such sums of money as may be sufficient to pay the Total Offer Price for each of the 2025 Debentures to be purchased by CI on the Offer Date. CI shall also deposit with the Trustee a sum of money sufficient to pay any charges or expenses that may be incurred by the Trustee or any Paying Agent in connection with such purchase. Every such deposit shall be irrevocable. From the sums so deposited, the Trustee or any Paying Agent shall pay or cause to be paid to the Holders of such 2025 Debentures, the Offer Price, and all accrued and unpaid interest, if any, to which they are entitled on CI’s purchase.

(d)	2025 Debentures for which Holders have accepted the Change of Control Offer shall become due and payable at the Total Offer Price on the Offer Date, in the same manner and with the same effect as if it were the date of maturity specified in such 2025 Debentures, anything therein or herein to the contrary notwithstanding, and from and after such date of expiry of the Change of Control Offer, if the money necessary to purchase or redeem the tendered 2025 Debentures shall have been deposited as provided in this Section 2.8 and affidavits or other proofs satisfactory to the Trustee as to the publication and/or mailing of such notices shall have been lodged with it, interest on the tendered 2025 Debentures shall cease. If any question shall arise as to whether any notice has been given as above provided and such deposit made, such question shall be decided by the Trustee whose decision shall be final and binding upon all parties in interest.

(e)	In case the Holder of any 2025 Debentures to be purchased in accordance with this Section 2.8 shall fail on or before the Offer Date so to surrender such Holder’s 2025 Debentures or shall not within such time accept payment of the monies payable, or give such receipt therefor, if any, as the Trustee may require, such monies may be set aside in trust, either in the deposit department of the Trustee or in a chartered bank, and such setting aside shall for all purposes be deemed a payment to the Holder of the sum so set aside and the Holder shall have no other right except to receive payment of the monies so paid and deposited, upon surrender and delivery up of such Holder’s 2025 Debentures. In the event that any money required to be deposited hereunder with the Trustee or any depository or Paying Agent on account of principal, premium, if any, or interest, if any, on 2025 Debentures issued hereunder shall remain so deposited for a period of six years from the Offer Date, then such monies, together with any accumulated interest thereon, shall at the end of such period be paid over or delivered over by the Trustee or such depository or Paying Agent to CI and the Trustee shall not be responsible to Holders for any amounts owing to them. Notwithstanding the foregoing, the Trustee will pay any remaining funds deposited hereunder prior to the expiry of six years after the Offer Date to CI upon receipt from CI, or one of its Subsidiaries, of an unconditional letter of credit from a Schedule “A” Canadian chartered bank in an amount equal to or in excess of the amount of the remaining funds, valid until the end of such six-year period. If the remaining funds are paid to CI prior to the expiry of six years after the Offer Date, CI shall reimburse the Trustee for any amounts required to be paid by the Trustee to a Holder of 2025 Debentures pursuant to the Change of Control Offer after the date of such payment of the remaining funds to CI but prior to six years after the Offer Date.

(f)	All 2025 Debentures purchased under this Section 2.8 shall forthwith be delivered to the Trustee and cancelled and no 2025 Debentures shall be issued in substitution therefor.

(g)	Notwithstanding the foregoing, CI shall not be obligated to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes such an offer substantially in the manner, at the times and in compliance with the requirements for a Change of Control Offer (and for at least the same purchase price payable in cash) and such third party purchases all 2025 Debentures properly tendered and not withdrawn under its offer.

2.9	Limitation on Specified Indebtedness of Subsidiaries

CI will not permit any Subsidiary of CI to create, assume or otherwise incur any Specified Indebtedness, except: (a) Capital Lease Obligations in an aggregate amount not exceeding $150,000,000; (b) Specified Indebtedness owed to CI or another Subsidiary of CI; and (c) any other Specified Indebtedness if, at the time it is created, assumed or incurred, the amount of such Specified Indebtedness, together with any other Specified Indebtedness of CI’s Subsidiaries then outstanding (excluding Specified Indebtedness of the type set forth in the foregoing clauses (a) and (b)), has an aggregate principal amount not exceeding 5% of Consolidated Net Worth.

2.10	Negative Pledge re: Subsidiaries of CI

CI covenants and agrees with the Trustee, for the benefit of the Holders of the 2025 Debentures, that it will not permit any Subsidiary of CI to, directly or indirectly, create, assume or suffer to exist any Security Interest (other than Permitted Encumbrances as defined in this Series Supplement) on any of the present or future property of such Person to secure any obligation unless the 2025 Debentures and, if applicable, any Guarantee of the 2025 Debentures, and if CI so elects, any other liabilities of the Subsidiary are secured equally and rateably with (or prior to) such obligation so long as such Security Interest is outstanding. If at any time a Subsidiary of CI shall create, assume or suffer to exist any Security Interest to which this paragraph is applicable, CI shall promptly deliver to the Trustee a Certificate of CI and an Opinion of Counsel, each stating that the covenant in this paragraph has been complied with. If CI shall secure the 2025 Debentures equally and rateably with (or prior to) any such other obligation pursuant to this paragraph, the Trustee is hereby authorized to enter into an indenture or agreement supplemental to this Series Supplement and to take such action, if any, as it may deem advisable to enable the Trustee to effectively enforce the rights of the Holders of the 2025 Debentures including under any Guarantee (if any) so secured equally and rateably with (or prior to) the obligees of such other obligation; provided however that the Trustee shall not be responsible for filing any financing or continuation statements or recording any documents or instruments in any public office at any time or times.

2.11	Sinking Fund

The 2025 Debentures shall not be subject to repurchase or redemption pursuant to any sinking fund or any other analogous required repayment provisions.

2.12	Defeasance

The 2025 Debentures shall be subject to Defeasance as provided in Article Thirteen of the Indenture.

2.13	Form and Certification

(1)	The 2025 Debentures shall be (i) Registered Debt Securities, (ii) issued initially as one or more fully registered Global Debt Securities held by, or on behalf of, the Depository in accordance with Section 2.17 of the Indenture as custodian, and (iii) substantially in the form set forth in Exhibit A to this Series Supplement.

(2)	The form of certification of the 2025 Debentures by the Trustee shall be substantially in the form of certification set forth in Exhibit A to this Series Supplement.

(3)	The certification of the 2025 Debentures by the Trustee will be performed manually with the Trustee providing a PDF version of the certified certificate representing the 2025 Debentures electronically on the Series Issuance Date for the 2025 Debentures for electronic deposit with the Depository in accordance with its procedures for electronic deposit and settlement while it is not open for deposit of manually executed or certified documents. Such PDF version of the 2025 Debentures shall for all purposes be deemed to be valid and binding and shall be certified in accordance herewith; provided that, upon the resumption of service for deposit of original manually executed or certified documents with the Depository, the manually certified 2025 Debentures will be delivered to the Depository. Until such resumption of service, the Trustee will possess the manually certified certificate representing the 2025 Debentures until it can be delivered as provided in the Issuer Order with respect to the 2025 Debentures.

2.14	Identification of Various Agents, Nominees and Documents

For the purpose of this Series Supplement and the 2025 Debentures :

(a)	the Depository with respect to the 2025 Debentures shall be CDS;

(b)	the Place of Payment with respect to the 2025 Debentures shall be Toronto, Ontario;

(c)	the initial Rating Agencies with respect to the 2025 Debentures shall be DBRS and S&P; and

(d)	the Series Issuance Date with respect to the 2025 Debentures shall be May 26, 2020.

2.15	Ranking

The 2025 Debentures shall be direct and unsecured obligations of CI, ranking pari passu with all other current and future unsecured and unsubordinated Indebtedness of CI.

ARTICLE THREE

MISCELLANEOUS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Series Supplement, is in all respects confirmed.

3.2	Acceptance of Trusts

The Trustee hereby accepts the trusts in this Series Supplement and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Counterparts

This Series Supplement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and all such counterparts together shall constitute one and the same document.

[THE REMAINDER OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of CI and the Trustee has duly executed this Series Supplement as of this 26th day of May, 2020.

CI FINANCIAL CORP.

By:	/s/ Kurt MacAlpine
	Name:	Kurt MacAlpine
	Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

By:
Name:
Title:

CI Financial Corp. – Second Supplemental Indenture

IN WITNESS WHEREOF, each of CI and the Trustee has duly executed this Series Supplement as of this 26th day of May, 2020.

CI FINANCIAL CORP.

By:
	Name:	Kurt MacAlpine
	Title:	Chief Executive Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	/s/ Fiona Koch
	Name:	Fiona Koch
	Title:	Corporate Trust Officer

By:	/s/ Mohanie Shivprasad
	Name:	Mohanie Shivprasad
	Title:	Associate Trust Officer

CI Financial Corp. – Second Supplemental Indenture

EXHIBIT A

FORM OF 2025 DEBENTURE

Unless this certificate is presented by an authorized representative of CDS Clearing and Depository Services Inc.(“CDS”) to the Issuer or its agent for registration of transfer, exchange or payment, and any certificate issued in respect thereof is registered in the name of CDS & CO., or in such other name as is requested by an authorized representative of CDS (and any payment is made to CDS & CO. or to such other entity as is requested by an authorized representative of CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL since the registered holder hereof, CDS & CO., has a property interest in the securities represented by this certificate herein and it is a violation of its rights for another person to hold, transfer or deal with this certificate. This certificate is issued pursuant to a Book Entry Only Securities Services Agreement between the Issuer and CDS, as such agreement may be replaced or amended from time to time.

CI FINANCIAL CORP.

No. [•]	$ [•]

CUSIP No. 125491AJ9

ISIN No. CA125491AJ93

3.759% DEBENTURES DUE 2025

CI Financial Corp. (the “Issuer”) for value received hereby acknowledges itself indebted and promises to pay to the Holder hereof on presentation and surrender of this Debenture at the principal office of Computershare Trust Company of Canada (the “Indenture Trustee”, which term shall include its successors under the Indenture hereinafter referred to) in Toronto, Ontario, Canada, the principal amount of [INSERT DOLLAR AMOUNT] in lawful money of Canada ($[INSERT DOLLAR AMOUNT]) and to pay interest on the outstanding principal amount hereof at the same place in like money at the rate of 3.759% per annum, as well after as before maturity, default and judgment, with interest on overdue interest at the same rate as more particularly specified in the Indenture. The outstanding principal amount of this Debenture is payable in one instalment on May 26, 2025. Interest on this Debenture is payable semi-annually in arrears in equal instalments on May 26 and November 26 in each year, commencing on November 26, 2020.

This Debenture is one of a duly authorized Series of Debt Securities designated as 3.759% Debentures due 2025, issued under a trust indenture dated as of July 22, 2019 between the Issuer and the Indenture Trustee, and a Series Supplement dated as of May 26, 2020, between the Issuer and the Indenture Trustee (collectively the “Indenture”). Reference is hereby made to the Indenture as to the nature and extent of the rights of the Holders of the Debt Securities of this Series, all to the same effect as if the provisions of the Indenture were herein set forth, to all of which provisions the Holder of this Debenture by acceptance hereof assents. All capitalized terms used but not defined herein have the meanings specified in the Indenture.

Each Debt Security of this Series, including this Debenture, may be redeemed by the Issuer in whole or in part at any time upon not less than 30 days’, and not more than 60 days’ notice to the Holder hereof, in accordance with section 3.1 of the Indenture, (i) prior to the Par Call Date, at a Redemption Price equal to the greater of (a) 100% of the outstanding principal amount hereof and (b) such price as would, if this Debenture were to be issued at such price on the Redemption Date, provide a yield to the Par Call Date with respect to this Debenture (or portion thereof being redeemed) equal to the Government of Canada Yield plus 84 basis points (0.840%) per annum, compounded semi-annually and calculated on the day that is three Business Days prior to the Redemption Date, or (ii) on or after the Par Call Date, at a Redemption Price equal to 100% of the outstanding principal amount hereof, together in each case with all accrued and unpaid interest up to but excluding the Redemption Date. For the purpose of the preceding sentence, “Government of Canada Yield” shall mean, on any day, the average of the mid-market yields to maturity on such day provided by two independent investment dealers selected by the Issuer and approved by the Indenture Trustee, assuming semi-annual compounding, which an issue of non-callable Government of Canada bonds would produce if issued at par on such day, in Canadian dollars in Canada, with a term to maturity equal to the remaining term to the Par Call Date. In the case of any redemption of less than all of the Debt Securities of this Series, the Debt Securities to be redeemed will be selected by the Indenture Trustee on a pro rata basis or by such other method (which may include random selection by computer) as the Indenture Trustee may deem appropriate.

The outstanding principal amount of this Debenture may become or be declared to be due and payable by the Indenture Trustee before maturity in the circumstances set out in section 6.1 of the Indenture.

This Debenture is transferable only in accordance with the provisions of the Indenture. No transfer of this Debenture shall be valid unless made on the Register kept by and at the principal office of the Indenture Trustee in Toronto, Ontario, by the Holder hereof or its attorney duly appointed by instrument in writing in form and execution satisfactory to the Indenture Trustee upon compliance with such reasonable requirements as the Indenture Trustee may prescribe.

The Indenture contains provisions making binding upon all Holders of the Debt Securities of this Series, or upon the Holders of all Series outstanding under the Indenture, certain Holder Actions taken by the Holders of a specified majority of the Debt Securities of this Series, or of all Series, as the case may be, then outstanding.

This Debenture shall not become obligatory for any purpose until certified by the Indenture Trustee.

IN WITNESS WHEREOF CI Financial Corp. has caused this 3.759% Debenture due 2025 to be signed by its duly authorized officer on [INSERT DATE], 2020.

CI FINANCIAL CORP.

By:
Name:
Title:

INDENTURE TRUSTEE’S CERTIFICATE

This 3.759% Debenture due 2025 is a 3.759% Debenture due 2025 referred to in the Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA

By:
Name:
Title:

Form of Registration Panel

(No writing hereon except by the Indenture Trustee)

Date of	In Whose Name	Authorized Signature
Registration	Registered	of Indenture Trustee